SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TILE SHOP HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88677Q109

(CUSIP Number)

Robert A. Rucker c/o Tile Shop Holdings, Inc. 14000 Carlson Parkway Plymouth, MN 55441 612-963-1235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88677Q109	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON The Tile Shop, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,452,428(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,452,428(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,452,428(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON CO

_____________

(1) Mr. Rucker is the sole officer and member of the board of directors of The Tile Shop, Inc. (“TS, Inc.”), holds sole voting and dispositive power over the securities held by TS, Inc., and may be deemed to beneficially own the securities held by TS, Inc.

CUSIP No. 88677Q109	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Robert A. Rucker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,555,064(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,555,064(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,555,064(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IN

_____________

(1) Includes (i) 5,452,428 shares of common stock, par value $0.0001 per share (the “Common Stock”), held by TS, Inc., (ii) 3,380 shares of Common Stock held by Mr. Rucker’s spouse, and (iii) 23,660 shares of Common Stock held by Mr. Rucker as custodian for minor children under the Uniform Gifts to Minors Act. Also includes 24,571 shares of restricted Common Stock received as director compensation, which are subject to a risk of forfeiture until the earlier of (a) the date of the Company’s next annual meeting of stockholders and (b) July 16, 2020. Mr. Rucker is the sole officer and member of the board of directors of TS, Inc., holds sole voting and dispositive power over the securities held by TS, Inc., and may be deemed to beneficially own the securities held by TS, Inc.

CUSIP No. 88677Q109	13D	Page 4 of 5 Pages

This Amendment No. 5 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 5”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 29, 2012, as amended (this “Statement” or “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 5, the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds.

The transfers described in Item 5 below were effected pursuant to the terms of the trusts for no consideration and were among entities controlled by Rucker, including TS, Inc. and certain Grantor Retained Annuity Trusts controlled by Rucker.

Item 4.	Purpose of Transaction.

On January 10, 2020, Robert Rucker, a director of the Company, delivered a Director Standstill Commitment to the Company, which commitments were delivered by all directors of the Company. Each director committed not to, directly or through any affiliate, purchase any shares of the Company’s common stock if, as a result of such purchase, (i) the director would beneficially own in the aggregate more than five percent of the issued and outstanding shares of the Company’s common stock, provided that if the director already beneficially owns more than five percent of the issued and outstanding shares of the Company’s common stock, then the director will not purchase any additional shares, or (ii) to the knowledge of the director, all of the then-serving directors of the Company would together in the aggregate beneficially own in excess of 50 percent of the issued and outstanding shares of the Company’s common stock. The Company’s future grants of equity compensation to the directors are not covered by these commitments as long as such grants are substantially consistent with the past practices of the Company and are made in connection with the director’s role as a member of the board of directors of the Company (the “Board”).

The restrictions described above do not prohibit any of the directors from directly or indirectly making an offer to acquire, and/or consummating the acquisition of, all of the issued and outstanding shares of the Company’s common stock pursuant to a merger or other agreement entered into with the Company in compliance with applicable law that is approved by (i) a majority of the members of the Board not including any directors of the Company participating directly or indirectly as an acquiror in such acquisition and (ii) the holders of a majority of the shares of the Company’s common stock not including the shares that are beneficially owned by the director making the offer, his affiliates or any other party participating directly or indirectly as an acquiror in such acquisition.

The Director Standstill Commitments are binding and irrevocable and extend until the later of (i) two years and (ii) the date upon which the director’s service as a member of the Board ends.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 5,555,064 shares of Common Stock, which represents approximately 10.9% of the Company’s outstanding shares of Common Stock.

Each of the Reporting Persons holds the number and percentage of shares of Common Stock disclosed as owned by it or him in the applicable table set forth on the cover page to this Statement.

Each percentage ownership of Common Stock set forth in this Statement is based on the 50,883,029 shares of Common Stock reported by the Company as outstanding as of October 28, 2019 in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

(c) The Reporting Persons effected the following transactions during the past 60 days.

On January 15, 2020, the Robert A Rucker 2017 Grantor Retained Annuity II Trust transferred 515,000 shares of Common Stock to TS, Inc. pursuant to the terms of the trust, for no consideration.

On January 17, 2020, the Robert A Rucker 2018 Grantor Retained Annuity II Trust transferred 2,500,000 shares of Common Stock to TS, Inc. pursuant to the terms of the trust, for no consideration.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Information set forth under Item 4 above is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 5, which agreement is set forth on the signature page to this Statement.

Item 7.	Material to be Filed as Exhibits.

99.1	Director Standstill Commitment, dated January 10, 2020.

CUSIP No. 88677Q109	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: January 24, 2020

THE TILE SHOP, INC.

By:	/s/ Robert A. Rucker
Name: Robert A. Rucker
Title: President

/s/ Robert A. Rucker
ROBERT A. RUCKER